บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/L.1362 /2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

November 11 , 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Financial Statements, Management's Discussion and Analysis for the third quarter 2003

Attachment:
1. A copy of Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of September 30, 2003 and 2002, including English translations, all of which have been reviewed by the Auditor.
2. Company's Performance Report (Form F45-3)
3. Management's Discussion and Analysis for the third quarter 2003

PTT Exploration and Production Public Company Limited (PTTEP) would like to submit its financial statements, consolidated financial statements for the third quarter 2003, ending September 30, 2003, and Company's Performance Report (Form F45-3) as per Attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the third quarter 2003, the Company and its subsidiaries' total revenues were Baht 9,923 million, increasing Baht 1,121 million or 13% when compared with Baht 8,802 million in the third quarter 2002. Total expenses were Baht 3,591 million, decreasing Baht 425 million or 11% when compared with Baht 4,016 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 3,891 million or earnings per share of Baht 5.97, comparing with a net income of Baht 2,973 million or earnings per share of Baht 4.56 in the third quarter 2002.

For the nine-month period of 2003, the Company and its subsidiaries' total revenues were Baht 27,624 million, while total expenses were Baht 10,618 million. The net income were Baht 10,035 million or earnings per share of Baht 15.39, comparing with the net income of Baht 8,962 million or earnings per share of Baht 13.75 in the nine-month period of 2002.

11/26

-2- / The Company ......

The Company and its subsidiaries' total consolidated assets, as of September 30, 2003 were Baht 91,052 million, total liabilities were Baht 47,350 million, and total shareholders' equities were Baht 43,702 million.

Yours sincerely,

(Maroot Mrigadat)
President

I TEP reports reviewed quarterly financial statements as follows.
PTT Exploration and Production Company Limited

	Reviewed			
Ending September 30,	(In thousands)			
	Quarter 3		For 9 Months	
Year	2003	2002	2003	2002
!et profit (loss)	3,891,264	2,972,724	10,034,970	8,962,188
PS (baht)	5.97	4.56	15.39	13.75

:omment : 1. Please see details in financial statements, auditor's report
and remarks from SET Information Management System

I he company hereby certifies that the information above is correct and
omplete. In addition, the company has already reported and disseminated
.s financial statements in full via the SET Electronic Listed Company
nformation Disclosure (ELCID), and has also submitted the original report
o the Securities and Exchange Commission."

Signature.............................
(Maroot Mrigadat)
Position President
Authorized to sign on behalf of the company

3. Management's Discussion and Analysis of the third quarter 2003

1. PTTEP Performance in the Third Quarter of 2003

In the first nine months of this year, the Thai economy has continued to expand and prosper in an impressive fashion. Major factors that have contributed to economic expansion are the expenditure and investment in privatization, and the high growth rate of exports, all in line with clearly improving trends of a global economic recovery. These conditions have led to an increased energy demand, especially for natural gas, a demand for which escalated 5% when compared with the same period of last year. During this same period, the world oil price has increased and supported the higher PTTEP petroleum product price, which rose 12%. Regarding petroleum production in the first nine months of this year, PTTEP produced approximately 117,000 barrels of oil equivalent per day, an increase of 5% over the same period in 2002. This gas production increase largely came from the Pailin and the Yetagun Projects. In addition, the outstanding resolution of the gas quality issue in the Bongkot project has successfully hastened Bongkot production recovery to the same level as earlier planned.

In accordance with the company's plan to bring Arthit production on stream in the year of 2006, currently, the company is negotiating with PTT Public Company Limited on commercial contracts for the terms of a Head of Agreement (HOA) and a Gas Sales Agreement (GSA). Negotiations are expected to be concluded by this year. In the meantime, PTTEP has been preparing significant supporting facilities for Arthit project in terms of manpower allocation, preparation for procurement and contractor contacts, and project engineering details in order to meet its scheduled start up date.

On September 12, 2003 PTTEP International Limited (PTTEPI) and PTTEP Offshore Investment Company Limited (PTTEPO), which have a 14.1667% participation interest in the Yetagun Project and the TPC's Gas Pipeline respectively, and the other joint venture partners exercised their right to purchase all the shares owned by Premier Petroleum Myanmar Limited (PPML) in the Yetagun Project and the TPC's Gas Pipeline. Consequently, PTTEPI and PTTEPO acquired an additional 5.1511% participation interest, resulting in an increased stake from 14.1667% to 19.3178%.

Furthermore, PTTEP Algeria Co., Ltd., a wholly-owned subsidiary of PTTEP signed the assignment agreement for a joint venture in 35% participation interest with Petrovietnam Investment & Development Company (PIDC), a wholly-owned subsidiary of Petrovietnam, in onshore petroleum blocks 433a & 416b in Algeria, North Africa on October 8, 2003. The blocks are located near Touggourt in southeast Algeria, covering an area of 6,472 square kilometers, and are about 50 kilometers from Hassi Messaoud, a large oil field which produces approximately 400,000 barrels of oil per day.

On October 3, 2003, the PTTEP Board of Directors, in the meeting No. 10/2546/214, appointed Mr. Maroot Mrigadat, Senior Vice President of Business Development Division, as the Company's new President, succeeding Dr. Chitrapongse Kwangsukstith, who will become Senior Executive Vice President, Gas Business Group at PTT Public Company Limited, effective October 6, 2003. PTTEP policy and direction, however, are expected to remain the same.

2. Results of operations

In the first quarter of 2003, PTTEP and its subsidiaries commenced recording a provision for decommissioning costs. A provision is recognized, and is provided at the onset of production of the project, for the best estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the asset decommissioning costs and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgment. The effect of this change is reflected in the prior year's beginning balance of retained earnings and restatement of the previous year's financial statements. PTTEP and its subsidiaries recorded this adjustment by decreasing the year 2002's beginning balance of retained earnings by Baht 468 million and decreasing the year 2002's net profit by Baht 35 million. Total adjustment decreased the year 2003's beginning balance of retained earnings by Baht 503 million.

PTTEP and its subsidiaries recognized a provision for liabilities, as of September 30, 2003, for decommissioning costs expected in the future, amounting to Baht 3,411 million.

-3- / 2.1 Third Quarter.....

2.1 Third Quarter 2003 Compared With Third Quarter 2002

For the results of operations in the third quarter of 2003, PTTEP and its subsidiaries' net profit was Baht 3,891 million, or Baht 5.97 per share, increasing Baht 918 million or 31%, when compared with the same period of last year's net profit of Baht 2,973 million, or Baht 4.56 per share.

For the third quarter of 2003, the total revenue of PTTEP and its subsidiaries amounted to Baht 9,923 million, increasing Baht 1,121 million or 13% when compared with Baht 8,802 million for the same period last year. This increase consisted of an increase in operating revenues of Baht 651 million and a foreign exchange gain of Baht 469 million. Most of the increase in operating revenues was due to an increase in sales of Baht 617 million or 7%, resulting from the average petroleum price increase to USD 20.55 per barrels of oil equivalent (BOE) when compared with USD 18.71 per BOE for the same period last year. The sales volume in this quarter was 112,016 barrels of oil equivalent per day (BOED) which was lower than the same period last year at 115,560 BOED. The decreased sale volumes resulted mainly from the decrease in gas sales of the Yadana project as related to the decrease in portion of production sharing, gas sales of the Bongkot project and condensate sales of the Pailin project.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas Enterprise (MOGE), increased Baht 144 million. Such increase stemmed from the increase in the gas pipeline transportation price and the increase in TPC's gas pipeline transportation as related to the MOGE gas sales volume.

In this quarter, other revenues increased Baht 23 million, when compared with the same period last year. The increase was mainly due to receipt of director's remuneration from Medco Energi.

PTTEP and its subsidiaries realized their share of net profits from associated companies for the third quarter of 2003 at Baht 205 million, consisting of operation results from Medco Energi through New Links of Baht 76 million, and from Thai Oil Power Co., Ltd., of Baht 129 million.

PTTEP and subsidiaries had a foreign exchange gain for the third quarter of 2003 as a result of the stronger Baht.

-4- /for the third......

For the third quarter of 2003, PTTEP and subsidiaries incurred expenses of Baht 3,591 million, a decrease of Baht 425 million or 11% when compared with Baht 4,016 million for the same period last year. This decrease was from a decreased foreign exchange loss of Baht 724 million and offset with increased operating expenses of Baht 299 million. The increased operating expenses were due to (1) a higher exploration expenses from the geological and geophysical studies in the Block 44 and the write-off of dry wells in the Block 16-1 project and (2) higher royalties related to an increase in sales revenue.

2.2 Nine Months of 2003 Compared With Nine Months of 2002

For the results of operations in the nine-month period of 2003, PTTEP and subsidiaries' net profit was Baht 10,035 million or Baht 15.39 per share, increasing Baht 1,073 million or 12%, when compared with the same period last year's net profit of Baht 8,962 million or Baht 13.75 per share. PTTEP and subsidiaries had a ratio of return on shareholders' equity in the nine-month period this year of 32.57%.

For the nine-month period of 2003, the total revenues of PTTEP and its subsidiaries amounted to Baht 27,624 million, increasing Baht 3,881 million or 16%, when compared with Baht 23,743 million for the same period last year. This increase was mainly due to an increase in sales of Baht 3,222 million or 15%, resulting from the average petroleum price of the nine-month period of 2003, which increased to USD 20.45 per BOE when compared with USD 18.24 per BOE for the same period last year, and the higher sale volumes in this quarter at 106,186 BOED compared with the same period last year at 102,742 BOED. The increased sale volumes derived mainly from the higher sale volumes of natural gas from the Pailin and Yetagun projects and the higher sales volume of condensate from the Pailin project, while the sales volume of natural gas from the Bongkot project decreased.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas Enterprise (MOGE), increased Baht 285 million. Such increase stemmed from the increase in the gas pipeline transportation price and the increase in TPC's gas pipeline transportation as related to the MOGE gas sales volume.

PTTEP and subsidiaries realized their share of net profits from associated companies for the nine-month period of 2003 at Baht 744 million, consisting of operation results from Medco Energi through New Links of Baht 533 million, and from Thai Oil Power Co., Ltd., of Baht 211 million.

-5- / PTTEP and its.....

PTTEP and its subsidiaries had a foreign exchange gain for the nine-month period this year as a result of the stronger Baht.

For the nine-month period of 2003, PTTEP and its subsidiaries incurred expenses of Baht 10,618 million, an increase of Baht 1,426 million or 16%, when compared with Baht 9,192 million for the same period last year. This increase was mainly due to (1) the higher exploration expenses from the write-off of dry wells in the Block 9-2 and Block 16-1 projects and the exploration expenses from the geological and geophysical studies in the Block 44, (2) the higher royalties related to an increase in sales revenue, and (3) the higher depreciation from the Pailin, Yetagun and Unocal 3 projects related to an increase in production volumes and completed oil and gas properties.

3. Financial position

As of September 30, 2003, PTTEP and subsidiaries had total assets amounting to Baht 91,052 million which was Baht 6,659 million higher than the end of 2002. This increase was mainly due to (1) an increase in cash and cash equivalents, and short-term investments resulting from a higher net cash flow from operations, (2) an increase in oil and gas properties and gas pipelines resulting from an additional investment of 5.1511% participation interest in the Yetagun project and an investment in the TPC's gas pipeline, and (3) an increase in other non-current assets mainly from the costs carried for PetroVietnam in Block 9-2 and Block 16-1 projects.

On September 12, 2003, PTTEP International Limited (PTTEPI) and PTTEP Offshore Investment Company Limited (PTTEPO), which have a 14.1667% participation interest in the Yetagun Project and the TPC's Gas Pipeline respectively, acquired an additional 5.1511% participation interest, resulting in an increased stake from 14.1667% to 19.3178%. PTTEPI and PTTEPO acquired above participation interest with the excess of the cost of an acquisition over the fair value of net assets in proportion to the interest held by the Company. Such difference amounted to Baht 1,278.13 million (Net book value was Baht 1,854.93 million).

PTTEP received dividends from New Links and Thaioil Power Co., Ltd., in 2003 amounting to Baht 625 million and 58 million, respectively. These dividends are recorded in the investment accounted for under equity method.

-6- / Most of the......

Most of the current assets of PTTEP and its subsidiaries as of September 30, 2003 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of property, plant, and equipment, and (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the title of investment accounted for under equity method, and (3) other non-current assets, which mainly were costs carried for PetroVietnam in Block 9-2 and Block 16-1 projects.

PTTEP and subsidiaries had total liabilities of Baht 47,350 million, which was Baht 1,412 million higher than the end of 2002. This was mainly due to the issuance of unsecured and unsubordinated debentures of Baht 2,500 million.

Refer to the 2 million units of warrants issued by PTTEP on August 1, 2002, which were allocated to PTTEP directors, managements and employees. The warrants are exercisable on the last working day of every three-month period starting from the first exercise date on July 31, 2003 at the exercised price of Baht 111 per share. On the first exercise date, a total of 451 people exercised the warrants for total amount of 361,100 shares. PTTEP received Baht 40 million from the issuance of ordinary shares for the exercised warrants.

On August 7, 2003, PTTEP registered the change in paid-up capital to Baht 3,262 million for the issued and paid-up shares of 652.36 million ordinary shares.

For the nine-month period which ended September 30, 2003, PTTEP and its subsidiaries had a net cash flow from operations that amounted to Baht 9,947 million. Most of this was cash received from operating activities. PTTEP and its subsidiaries had a net cash flow used in investment activities that amounted to Baht 7,020 million. Most of this was an investment in additional capitalized assets used in exploration and production activities in the Pailin and Bongkot projects, including the 5.1511% additional investment in the Yetagun project and the TPC gas pipeline. PTTEP and subsidiaries had a net cash flow used in financing activities that amounted to Baht 1,857 million from (1) the dividend payment amounting to Baht 4,400 million and (2) cash received from the issuance of unsecured and unsubordinated debentures that amounted to Baht 2,500 million and (3) cash received from the issuance of ordinary shares for the exercised warrants, as noted above. As of September 30, 2003, PTTEP and subsidiaries had cash and cash equivalents of Baht 16,731 million, an increase of Baht 425 million over the end of 2002.

No.20/2003

PTTEP net profit rose 31% in Q3

Mr. Maroot Mrigadat, President of PTT Exploration and Production Public Company Limited (PTTEP), announced the Company and its Subsidiaries' net profit for the 3rd quarter of year 2003 was Baht 3,891 million, an increase of Baht 918 million or 31% when compared with Baht 2,973 million from the same period last year.

For the third quarter of 2003, the Company and its subsidiaries' total revenues were Baht 9,923 million, up 13 percent when compared with Baht 8,802 million from the third quarter of last year. This increase mainly stemmed from 1) an increase in sales of Baht 617 million, up 7%, resulting from a rise in the average petroleum price to USD 20.55 per barrel of oil equivalent (BOE) when compared with USD 18.71 per BOE for the same period last year and 2) a foreign exchange gain of Baht 469 million.

The sales volume in this quarter was 112,016 barrels of oil equivalent per day(BOE/D) compared with 115,560 BOE/D in the third quarter of 2002. The decrease was due to lower gas sales volume of the Bongkot Project and lower condensate sales volume of the Pailin Project.

PTTEP and its subsidiaries realized of their shares of net profit from Medco Energi and Thai Oil Power Company Limited in the amount of Baht 76 million and Baht 129 million, respectively.

For the third quarter of 2003, PTTEP and subsidiaries incurred expenses of Baht 3,591 million, a decrease of Baht 425 million or 11% when compared with Baht 4,016 million for the same period last year. This decrease was due to the foreign exchange loss of Baht 724 million in the third quarter of 2002. However, the increase in operating expenses for the third quarter of 2003 was due to higher exploration expenses for the geological and geophysical studies in Block 44, the write-off of dry wells in Block 16-1 project and higher royalties related to an increase in sales revenue.

For the nine-month period of 2003, PTTEP and its subsidiaries' total revenues were Baht 27,624 million and total expenses were 10,618 million. Net profit was Baht 10,035 million.

As of September 30, 2003, total consolidated assets were Baht 91,052 million, up Baht 6,659 million, when compared with figures of December 31, 2002. Total liabilities were Baht 47,350 million, an increase of Baht 1,412 million due to the issue of an unsecured unsubordinated Baht Bond totaling Baht 2,500 million.

Mr. Maroot Mrigadat stated, *"In the third quarter, the average product price increased from the same period last year. This significantly contributed to the Company's rise in net profit this quarter."*

"Regarding PTTEP domestic projects, we believe that negotiation on Arthit's Head of Agreement can be finalized soon. Moreover, the Gas Sales Agreement (GSA) is targeted to be signed with PTT Plc. by the end of this year."

"*For overseas investment, in the Southeast Asian Region, PTTEP signed a Production Sharing Agreement to become the 100% Operator in Exploration Blocks M-7 and M-9 in the Union of Myanmar. In the Middle East, the 3D seismic survey of Omani Block 44 was finished as planned. PTTEP is now conducting the data processing in order to plan its exploration drilling and development progra*m for next year."

"Due to the constant rise in natural gas demand, PTTEP has continued to develop its existing domestic and overseas projects such as Arthit Project. Moreover, we are still seeking more domestic and international E&P projects to meet Thailand's gas demand needs during this period of economic recovery." Mr. Maroot said.

November 12, 2003
For more information, please contact
Charlie Charuvastr/ Bussaban Cheencharoen
External Relations Department
Tel. +66 (02) 537-4000

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / L.315 /2003

Finance Department
Tel. 0-2537-4509

November 11, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2002 which were allocated to PTTEP directors, management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 111. The first exercise date was July 31, 2003.

Please be informed that on the second exercise date of October 31, 2003, a total of 49 people who are PTTEP directors, management, and employees exercised the warrants for total amount of 36,900 shares, resulting in the remaining outstanding warrants of 1,602,000 units, and the remaining shares reserved for the exercise of warrants of 1,602,000 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants, in accordance with the announcement of Securities & Exchange Commission Kor Jor 12/1995 (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 2,000,000 shares

Exercise price 111 Baht/share

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2003. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The second 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The third 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The fourth 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

Date of submitting filing May 13, 2002

Effective date of filing July 30, 2002

Exercise date for this report October 31, 2003

Exercise price for this report 111 Baht/share

2. Exercise and Allotment

2.1 Exercise

	Director(s)	Management & Employee(s)	Sub-purchasing Person(s)	Total
Number of persons	3*	46	-	49
Number of warrants	14,400**	22,500	-	36,900
Number of shares allotted for the exercise of warrants	14,400	22,500	-	36,900
Percentage of total shares allotted for the exercise of warrants	0.72	1.13	-	1.85

* The Ministry of Finance and 2 PTTEP directors

** The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance (11,000 units)

2.2 Allotment

	Director(s)	Management & Employee(s)	Sub-purchasing Person(s)	Total
Number of persons	3	46	-	49
Number of warrants	14,400	22,500	-	36,900
Number of shares allotted for the exercise of warrants	14,400	22,500	-	36,900
Percentage of total shares allotted for the exercise of warrants	0.72	1.13	-	1.85

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

398,000 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

398,000 shares

3.6 The remaining units of unconverted warrants

1,602,000 units

3.7. The remaining number of reserved shares for the exercise of warrants

1,602,000 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

03 NOV 24 AM 7:21

AUDITOR'S REPORT
AND INTERIM FINANCIAL STATEMENTS
PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED
AND SUBSIDIARIES
FOR THE PERIOD OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2003

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries as at September 30, 2003, the related consolidated and the Company statements of income for the period of three months and nine months ended 30 September 2003 and 2002, the related consolidated the Company statement of changes in shareholders' equity and cash flows for the period of nine months ended 30 September 2003 and 2002. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standard requires the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2002, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 21, 2003. The consolidated and the Company balance sheet as at December 31, 2002, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General

The Office of the Auditor General of Thailand draws attention to Note 2 with regard to accounting change on provision for liabilities for decommissioning costs expected to be incurred in the future. The Company recognized and provided liabilities for decommissioning costs at the onset of production of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were amortized based on proved reserves on a unit of production basis. In changing this accounting policy, the Company had to restate the consolidated and the Company financial statements for the period 2002, presented herein for comparative purposes, as though the provisions were originally in compliance with this new accounting policy.

(Signed) *Khun-Jerarat Noppawong Na Ayutthaya*

(Khun-Jerarat Noppawong Na Ayutthaya)

Deputy Auditor General

For Auditor General

(Signed) *Prungsri Chobtham*

(*Prungsri Chobtham*)

Senior Auditor

Acting Director Audit Office

สำนักงานการตรวจเงินแผ่นดิน

Office of the Auditor General

November 5, 2003

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

Unit : Baht

		Consolidated		The Company	
	Notes	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
		(Unaudited	Audited	(Unaudited	Audited
Assets		Reviewed)	(Restated)	Reviewed)	(Restated)
Current Assets					
Cash and cash equivalents	4	16,730,630,981	16,305,601,525	8,136,580,104	8,909,912,976
Short -term investments		2,231,499,115	-	2,231,499,115	-
Trade receivable - parent company	5.1	3,889,425,952	2,963,185,287	2,854,827,732	1,886,661,548
Trade receivables	5.2	407,171,935	281,087,209	62,882,700	69,943,718
Inventories		41,877,488	30,549,566	41,224,005	29,472,646
Materials and supplies-net		806,383,064	837,505,170	676,158,961	704,686,166
Other current assets					
Working capital from co-venturers		198,800,454	50,873,592	139,472,794	5,327,111
Other receivables		192,683,754	126,826,364	113,635,388	75,914,129
Accrued interest receivable		11,896,200	80,438,376	50,461,746	13,704,606
Other current assets		469,598,012	160,345,187	139,054,740	128,051,018
Total Current Assets		**24,979,966,955**	**20,836,412,276**	**14,445,797,285**	**11,823,673,918**
Non-current assets					
Investments accounted for under equity method	6.1	11,471,121,078	11,410,438,477	23,562,585,161	21,406,622,526
Loan to related company	6.3	-	-	2,570,000,000	-
Property, plant and equipment-net	8	52,410,297,009	49,837,718,138	33,077,707,804	33,295,223,178
Intangible assets		301,832,151	348,524,668	298,471,159	348,524,668
Deferred income taxes	9.1	56,237,901	616,168,532	-	-
Other non-current assets					
Prepaid expenses	10	486,133,722	484,357,424	-	-
Deferred of bonds issuing expenses		32,241,508	39,423,149	15,018,393	17,894,255
Other non-current assets	11	1,314,219,848	820,263,626	5,774,601	4,630,044
Total non-current assets		**66,072,083,217**	**63,556,894,014**	**59,529,557,118**	**55,072,894,671**
Total Assets		**91,052,050,172**	**84,393,306,290**	**73,975,354,403**	**66,896,568,589**

Note to financial statements form an integral part of these financial statements.

(Signed) *Maroot Mrigadat*
(Maroot Mrigadat)
President

(Signed) *Nuntiya Sathirakul*
(Nuntiya Sathirakul)
Manager, Corporate Accounting

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

Unit : Baht

		Consolidated		The Company	
	Notes	September 30, 2003	December 31, 2002	September 30, 2003	December 31, 2002
		(Unaudited	Audited	(Unaudited	Audited
Liabilities and Shareholders' Equity		Reviewed)	(Restated)	Reviewed)	(Restated)
Current Liabilities					
Accounts payables		313,846,427	252,269,854	163,983,987	110,349,436
Current portion of long-term loans	12	2,004,820,000	2,165,195,000	2,004,820,000	2,165,195,000
Working capital to co-venturers		53,789,669	510,271,646	9,624,340	146,154,135
Accrued expenses		2,177,813,022	2,567,614,274	1,813,179,459	2,348,650,091
Accrued interest payable		867,136,176	895,574,123	561,401,125	730,478,005
Income tax payable		4,289,998,709	3,698,699,154	4,047,432,789	3,552,663,663
Other current liabilities		409,410,509	294,638,964	410,488,772	303,982,841
Total Current Liabilities		**10,116,814,512**	**10,384,263,015**	**9,010,930,472**	**9,357,473,171**
Non-current liabilities					
Bonds	13	18,265,677,822	17,026,283,159	10,249,724,370	8,369,661,344
Deferred income taxes	9.1	9,014,115,867	8,327,131,240	7,977,934,675	7,450,928,692
Other non-current liabilities					
Deferred income	14	6,426,952,923	6,456,450,204	-	-
Provision for decommissioning costs	15	3,410,742,082	3,633,197,210	2,919,017,920	3,152,523,920
Other non-current liabilities		116,071,262	110,362,067	116,071,262	110,362,067
Total non-current liabilities		**37,233,559,956**	**35,553,423,880**	**21,262,748,227**	**19,083,476,023**
Total Liabilities		**47,350,374,468**	**45,937,686,895**	**30,273,678,699**	**28,440,949,194**
Shareholders' Equity					
Share capital	16				
Registered capital					
664.4 million ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
652.0 million ordinary shares of Baht 5 each		-	3,260,000,000	-	3,260,000,000
652.4 million ordinary shares of Baht 5 each		3,261,805,500	-	3,261,805,500	-
Share premium		11,597,356,600	11,559,080,000	11,597,356,600	11,559,080,000
Currency translation differences		(986,123,982)	(558,127,692)	(986,123,982)	(558,127,692)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		8,949,000,000	8,949,000,000	8,949,000,000	8,949,000,000
Unappropriated		20,547,437,586	14,913,467,087	20,547,437,586	14,913,467,087
Total Shareholders' Equity		**43,701,675,704**	**38,455,619,395**	**43,701,675,704**	**38,455,619,395**
Total Liabilities and Shareholders' Equity		**91,052,050,172**	**84,393,306,290**	**73,975,354,403**	**66,896,568,589**

Note to financial statements form an integral part of these financial statements.

Unaudited

Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

Unit : Baht

	Notes	Consolidated		The Company	
		2003	2002 (Restated)	2003	2002 (Restated)
Revenues					
Sales		8,874,598,348	8,258,321,669	7,023,565,067	6,639,996,422
Revenue from pipeline transportation		297,674,482	154,146,383	-	-
Other revenues					
Gain on foreign exchange	17	468,793,691	-	572,067,250	-
Interest income		44,119,304	41,896,467	50,780,326	14,257,635
Other revenues		31,548,716	7,580,990	7,153,597	4,363,102
Share of profit from investments accounted for under equity method		205,915,123	340,453,076	859,418,416	1,054,804,438
Total revenues		**9,922,649,664**	**8,802,398,585**	**8,512,984,656**	**7,713,421,597**
Expenses					
Production expenses		588,713,958	654,933,632	431,537,069	457,333,862
Exploration expenses		239,353,550	41,326,254	6,801,255	27,763,992
General administrative expenses		321,402,650	319,376,072	214,018,029	259,057,351
Petroleum royalties		1,051,473,922	959,852,471	877,945,633	829,999,553
Other expenses					
Loss on foreign exchange		-	723,579,634	-	534,020,687
Depreciation, depletion and amortization		1,357,318,780	1,273,395,781	1,206,368,831	1,138,296,103
Director's remuneration		1,690,000	1,322,500	1,690,000	1,322,500
Other expenses		31,123,842	42,589,529	19,967,143	12,644,953
Total expenses		**3,591,076,702**	**4,016,375,873**	**2,758,327,960**	**3,260,439,001**
Income before interest and income taxes		**6,331,572,962**	**4,786,022,712**	**5,754,656,696**	**4,452,982,596**
Interest expenses		359,862,766	346,893,959	202,495,939	184,715,559
Income taxes	9.2	2,080,446,056	1,466,404,750	1,660,896,617	1,295,543,034
Net income		**3,891,264,140**	**2,972,724,003**	**3,891,264,140**	**2,972,724,003**
Earnings per share	18				
Basic earnings per share		5.97	4.56	5.97	4.56
Diluted earnings per share		5.96	4.56	5.96	4.56

Note to financial statements form an integral part of these financial statements.

Unaudited

Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

Unit : Baht

	Notes	Consolidated 2003	Consolidated 2002 (Restated)	The Company 2003	The Company 2002 (Restated)
Revenues					
Sales		25,113,603,213	21,891,981,118	19,568,508,858	17,343,734,356
Revenue from pipeline transportation		734,949,310	449,766,730	-	-
Other revenues					
Gain on foreign exchange	17	819,656,307	477,590,531	927,244,392	187,026,593
Interest income		157,399,468	150,932,097	138,602,167	115,248,566
Other revenues		54,575,186	37,153,827	23,748,770	21,930,475
Share of profit from investments accounted for under equity method		744,182,636	735,752,191	2,583,958,925	3,432,307,971
Total revenues		**27,624,366,120**	**23,743,176,494**	**23,242,063,112**	**21,100,247,961**
Expenses					
Production expenses		1,773,868,169	1,991,251,947	1,343,911,249	1,392,631,605
Exploration expenses		934,698,145	89,574,664	31,022,487	75,947,305
General administrative expenses		910,368,561	908,188,517	597,730,551	652,303,918
Petroleum royalties		2,933,026,279	2,534,535,961	2,446,063,608	2,167,966,795
Other expenses					
Depreciation, depletion and amortization		3,990,993,008	3,542,792,014	3,567,020,097	3,157,988,509
Director's remuneration		6,076,517	5,618,747	6,076,517	5,618,747
Other expenses		69,439,087	119,729,181	34,559,717	89,694,621
Total expenses		**10,618,469,766**	**9,191,691,031**	**8,026,384,226**	**7,542,151,500**
Income before interest and income taxes		**17,005,896,354**	**14,551,485,463**	**15,215,678,886**	**13,558,096,461**
Interest expenses		1,068,926,247	1,063,844,781	586,275,811	575,939,857
Income taxes	9.2	5,901,999,608	4,525,452,446	4,594,432,576	4,019,968,368
Net income		**10,034,970,499**	**8,962,188,236**	**10,034,970,499**	**8,962,188,236**
Earnings per share	18				
Basic earnings per share		15.39	13.75	15.39	13.75
Diluted earnings per share		15.38	13.75	15.38	13.75

Note to financial statements form an integral part of these financial statements.

Unaudited

Reviewed

(Restated)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

Unit : Baht

	Note	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2001		3,260,000,000	11,559,080,000	(229,379,522)	327,200,000	6,204,000,000	9,989,888,516	31,110,788,994
Cumulative effect of the change in accounting policy	2	-	-	-	-	-	(468,327,533)	(468,327,533)
Balance after adjustment		3,260,000,000	11,559,080,000	(229,379,522)	327,200,000	6,204,000,000	9,521,560,983	30,642,461,461
Currency translation differences		-	-	(209,788,712)	-	-	-	(209,788,712)
Net income (Restated)		-	-	-	-	-	8,962,188,236	8,962,188,236
Dividend paid		-	-	-	-	-	(3,912,000,000)	(3,912,000,000)
Balance - as at September 30, 2002		3,260,000,000	11,559,080,000	(439,168,234)	327,200,000	6,204,000,000	14,571,749,219	35,482,860,985
Balance - as at December 31, 2002		3,260,000,000	11,559,080,000	(558,127,692)	332,200,000	8,949,000,000	15,416,848,011	38,959,000,319
Cumulative effect of accounting change	2	-	-	-	-	-	(503,380,924)	(503,380,924)
Balance after adjustment		3,260,000,000	11,559,080,000	(558,127,692)	332,200,000	8,949,000,000	14,913,467,087	38,455,619,395
Currency translation differences		-	-	(427,996,290)	-	-	-	(427,996,290)
Net income		-	-	-	-	-	10,034,970,499	10,034,970,499
Share issued and paid-up		1,805,500	38,276,600	-	-	-	-	40,082,100
Dividend paid		-	-	-	-	-	(4,401,000,000)	(4,401,000,000)
Balance - as at September 30, 2003		3,261,805,500	11,597,356,600	(986,123,982)	332,200,000	8,949,000,000	20,547,437,586	43,701,675,704

Note to financial statements form an integral part of these financial statements.

Unaudited

Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

Unit : Baht

	Consolidated		The Company	
	2003	2002	2003	2002
Cash flows from operating activities		(Restated)		(Restated)
Net Income	10,034,970,499	8,962,188,236	10,034,970,499	8,962,188,236
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net (profit) from investments accounted for				
under equity method	(744,182,636)	(735,752,191)	(2,583,958,925)	(3,432,307,971)
Amortization of compensation for waving the right of carry forward gas	547,370	74,586,362	547,370	74,586,362
Depreciation depletion and amortization	3,983,811,367	3,535,041,496	3,564,144,235	3,154,543,770
Amortization of bonds issuing expenses	7,181,641	7,750,518	2,875,862	3,444,739
Bond Discount	831,637	831,637	-	-
Amortization of exploration costs	728,029,123	32,554,664	(299,036)	38,962,575
Loss on disposal of assets	20,436,434	10,938,757	20,436,434	10,848,774
Loss on disposal of material	1,929,673	109,432	1,119,014	109,432
Deferred income taxes	1,319,606,912	1,055,393,671	527,005,983	965,552,756
Income recognized from deferred income	(320,347,378)	(313,507,422)	-	-
Unrealized (gain) on foreign exchange	(1,052,839,368)	(788,105,558)	(955,494,921)	(441,666,263)
Unpaid dividend	(3,129,300)	-	(3,129,300)	-
	13,976,845,974	**11,842,029,602**	**10,608,217,215**	**9,336,262,410**
Changes in assets and liabilities				
Increase in short-term investments	(2,231,499,115)	-	(2,231,499,115)	-
(Increase) decrease in trade receivables	(140,541,564)	99,979,595	7,061,018	1,564,269
(Increase) decrease in trade receivable-parent company	(957,632,563)	597,049,903	(968,166,184)	(236,062,491)
Increase in inventories	(11,327,922)	(21,192,567)	(11,751,360)	(20,841,874)
Decrease in materials and supplies - net	26,196,435	11,518,864	27,408,192	10,054,745
(Increase) decrease in working capital from co-venturers	(156,524,088)	(35,417,355)	(139,128,008)	3,905,500
(Increase) decrease in other receivables	(69,582,625)	(31,955,477)	(38,160,748)	56,740,578
(Increase) decrease in accrued interest receivable	66,874,341	17,138,164	(36,774,148)	33,717,294
(Increase) decrease in other current assets	(311,893,654)	(39,506,333)	(11,704,952)	82,536,966
(Increase) decrease in prepaid expenses	(1,776,298)	19,565,538	-	-
(Increase) decrease in other non-current assets	(586,711,980)	(295,445,275)	(1,144,557)	186,799
(Decrease) increase in accounts payables	69,953,397	(622,450,210)	54,004,938	(603,924,814)

Note to financial statements form an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

Unit : Baht

	Consolidated		The Company	
	2003	2002 (Restated)	2003	2002 (Restated)
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	(456,286,817)	184,567,981	(138,522,645)	85,021,439
(Decrease) increase in accrued expenses	(316,161,096)	54,608,161	(476,060,178)	161,328,541
(Decrease) increase in accrued interest payable	26,035,855	(70,647,629)	(127,045,297)	(226,171,323)
(Decrease) increase in income tax payable	599,383,185	(637,716,961)	494,769,127	(839,879,868)
Increase in other current liabilities	112,095,677	38,452,112	106,006,233	178,562,780
(Decrease) increase in deferred income	333,234,233	(33,885)	-	-
(Decrease) increase in other non-current liabilities	5,709,196	(9,499,767)	5,709,196	(9,499,767)
(Gain) from translation foreign entities' financial statements	(28,970,073)	(78,776,801)	-	-
	(4,029,425,476)	**(819,761,942)**	**(3,484,998,488)**	**(1,322,761,226)**
Net cash provided by operating activities	***9,947,420,498***	***11,022,267,660***	***7,123,218,727***	***8,013,501,184***
Cash flows from investing activities				
Increase (decrease) in loans to related party	-	-	(2,570,000,000)	3,943,362,579
Increase in investment in related party	-	(8,704,614)	-	(1,000,000,000)
Dividend from related parties	683,500,035	602,531,319	-	-
Increase in property, plant and equipment - net	(7,688,260,206)	(5,943,253,724)	(3,305,518,724)	(5,322,970,257)
Increase in intangible assets	(15,017,804)	(83,084,265)	(11,194,026)	(83,084,265)
Net cash used in investing activities	**(7,019,777,975)**	**(5,432,511,284)**	**(5,886,712,750)**	**(2,462,691,943)**
Cash flows from financing activities				
Decrease in long-term loans	-	(4,000,000,000)	-	(4,000,000,000)
Cash received from bond issuing	2,500,000,000	-	2,500,000,000	-
Cash received from common share issuing	40,082,100	-	40,082,100	-
Dividend paid	(4,397,371,003)	(3,910,729,866)	(4,397,371,003)	(3,910,729,866)
Net cash used in financing activities	**(1,857,288,903)**	**(7,910,729,866)**	**(1,857,288,903)**	**(7,910,729,866)**
Net increase (decrease) in cash and cash equivalents	1,070,353,620	(2,320,973,490)	(620,782,926)	(2,359,920,625)
Cash and cash equivalents at beginning of the period	16,305,601,525	15,208,723,683	8,909,912,976	7,850,262,318
	17,375,955,145	12,887,750,193	8,289,130,050	5,490,341,693
Effects of exchange differences	(645,324,164)	283,534,008	(152,549,946)	135,425,857
Cash and cash equivalents at end of the period	**16,730,630,981**	**13,171,284,201**	**8,136,580,104**	**5,625,767,550**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	1,026,374,998	1,126,146,184	698,995,623	800,410,111
Income taxes	4,277,731,428	4,194,422,237	3,572,657,467	3,894,295,480

Note to financial statements form an integral part of these financial statements.

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2002. During the period the Company incorporated the subsidiary company, PTTEP Algeria Company Limited on May 16, 2003. PTTEP and its subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the company or others, in proportion to the working interest held by the company. The Changes of joint venture interest and investment in Jointly Controlled Entities during the period as discussed in Note 3.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2002.

2. Accounting Change

In the first quarter of 2003, the Company, the subsidiaries and the associated companies (the Group) commenced recording a provision of decommissioning costs. A provision is recognized, and are provided at the onset of production of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgment.

The effect of this change to the consolidated and the company balance sheet as at September 30, 2002 and to the consolidated and the company statement of income for the period of three months and nine months ended September 30, 2002 is as follows:

Balance sheet

(Unit : Million Baht)

	As restated As at September 30, 2002	
	Consolidated	The Company
Decrease in investment accounted for under equity method	-	20.54
Increase in property, plant and equipment – net	2,369.85	1,939.32
Increase in deferred income tax-asset	18.55	-
Decrease in deferred income tax-liability	471.80	471.80
Increase in provision for decommissioning costs	3,352.54	2,882.92
Decrease in Retained earnings as at January 1, 2002	468.33	468.33
Decrease in Retained earnings as at September 30, 2002	492.34	492.34

Statements of income

	As restated For the period of three months ended September 30, 2002 (Unit : Million Baht)	
	Consolidated	The Company
Increase in depreciation depletion and amortization	44.42	39.69
Decrease in share of profit from investment accounted under equity method	-	22.81
Increase in loss on exchange rate	139.78	120.19
Decrease in income taxes	81.44	79.95

	As restated For the period of nine months ended September 30, 2002 (Unit : Million Baht)	
	Consolidated	The Company
Increase in depreciation depletion and amortization	199.84	105.88
Decrease in share of profit from investment accounted under equity method	-	0.13
Increase in gain on exchange rate	67.59	58.13
Decrease in income taxes	28.23	23.88

3. The Changes of Joint Venture Interest and Investment in Jointly Controlled Entites

On September 12, 2003 PTTEP International Limited (PTTEPI), PTTEP Offshore Investment Company Limited (PTTEPO), which have a 14.1667% participation interest in the Yetagun Project and TPC's Gas Pipeline. Consequently, PTTEPI and PTTEPO acquired an additional 5.1511% participation interest, resulting in an increased stake from 14.1667% to 19.3178%. PTTEPI and PTTEPO acquired above participation interest with the excess of the cost of an acquisition over the fair value of net assets in proportion to the interest held by the Company. Such difference amounted to Baht 1,278.13 million (Net book value was Baht 1,854.93 million).

4. Cash and Cash Equivalents

Cash and cash equivalents comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2003	31 Dec. 2002	30 Sep. 2003	31 Dec. 2002
Cash on hand and at banks	2,663.18	1,364.97	2,234.12	840.47
Short-term investments	14,067.45	14,940.63	5,902.46	8,069.44
Total	16,730.63	16,305.60	8,136.58	8,909.91

Short-term investments comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2003	31 Dec. 2002	30 Sep. 2003	31 Dec. 2002
Fixed deposits at bank	7,480.24	4,248.21	710.91	660.31
Treasury bills	6,587.21	10,692.42	5,191.55	7,409.13
Total	14,067.45	14,940.63	5,902.46	8,069.44

The interest rate of saving held at call with banks is 0.39 % per annum (2002: 0.25-2.15% per annum).

The interest rate of deposits held at call with banks is 1.23 % per annum (2002: 1.00-3.42% per annum).

5. Account Receivables –Trade

5.1 Trade Receivable - Parent Company

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2003	31 Dec. 2002	30 Sep. 2003	31 Dec. 2002
Trade receivable	3,889.43	2,963.19	2,854.83	1,886.66
Total	3,889.43	2,963.19	2,854.83	1,886.66

The outstanding trade receivable as of 30 September, 2003 consists of outstanding balance from gas sales of Bongkot project amounting to Baht 269 million, resulting from issue of gas quality which is under discussion with PTT Public Company Limited.

5.2 Other Receivables

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2003	31 Dec. 2002	30 Sep. 2003	31 Dec. 2002
Myanmar Oil and Gas Enterprise	344.29	173.22	-	-
Electricity Generating Authority of Thailand	45.08	49.25	45.08	49.25
Others	17.80	58.62	17.80	20.69
Total	407.17	281.09	62.88	69.94

6. Investments and Loans to Related Parties

6.1 Investments Accounted for under Equity Method

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method		For the nine months of 2003	For the Year 2002
			Sep. 30, 2003	Dec. 31, 2002	Sep. 30, 2003	Dec. 31, 2002	Sep. 30, 2003	Dec. 31, 2002	Sep. 30, 2003	Dec. 31, 2002		
Subsidiary Companies												
PTTEPI	Petroleum	Shareholding / Management team from the parent company	20,000	20,000	PTTEP 100 %	PTTEP 100 %	20,000	20,000	20,937.27	19,209.75	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09	0.09	-	-
PTTEPO	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	2,625.23	2,196.78	-	-
							Total		23,562.59	21,406.62		
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	952.69	767.99	-	-

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Sep. 30, 2003	Dec. 31, 2002	Sep. 30, 2003	Dec. 31, 2002	Sep. 30, 2003	Dec. 31, 2002	Sep. 30, 2003	Dec. 31, 2002	For the nine months of 2003	For the Year 2002
PTTEP KV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(128.48)	(126.86)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(85.77)	(74.70)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(482.82)	(50.09)	-	-
PTTEP HL*	Petroleum	Shareholding / Management team from the parent company	2.12	2.12	PTTEPO 100%	PTTEPO 100%	2.12	2.12	(417.31)	(26.83)	-	-
PTTEP ME*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(192.81)	(27.73)	-	-
<u>Associated Companies</u>												
TOP*	Power producer	Shareholding	2,810	2,810	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,682.91	1,530.06	58.45	54.79
New Links*	Commerce	Shareholding	44.27 (Baht)	44.27 (Baht)	PTTEPO 40 %	PTTEPO 40 %	9,898.26	9,898.26	9,788.21	9,880.38	625.05**	547.74
							Total		11,471.12	11,410.44		
<u>Jointly Controlled Entities</u>												
CPOC*	Petroleum	Shareholding	19.8 (Baht)	19.8 (Baht)	PTTEPI 50 %	PTTEPI 50 %	Baht 9.90	Baht 9.90	Baht 9.90	Baht 9.90	-	-
MGTC*	Natural pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,721.62	2,137.93	877.82	314.61
TPC*	Natural pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 19.3178%	PTTEPO 14.1667%	0.57	0.37	192.34	(323.00)	-	-
							Total		1,913.96	1,814.93		

*PTTEPI	:	PTTEP International Company Limited	CPOC	:	Carigali – PTTEPI Operating Company Sdn Bhd.
PTTEPO	:	PTTEP Offshore Investment Company Limited	MGTC	:	Moattama Gas Transportation Company
PTB	:	PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB is on liquidation process.)	TOP	:	Thai Oil Power Company Limited
			New Links	:	New Links Energy Resources Limited
PTTEP KV	:	PTTEP Kim Long Vietnam Company Limited	TPC	:	Taninthayi Pipeline Company LLC
PTTEP SV	:	PTTEP Southwest Vietnam Company Limited			
PTTEP HV	:	PTTEP Hoan-Vu Company Limited			
PTTEP HL	:	PTTEP Hoang-Long Company Limited			
PTTEP ME	:	PTTEP Middle East Company Limited			

New Links Energy Resources holds 85.51% shares in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

** In the third quarter of 2003, PTTEPO paid to New Link for the adjustment of dividend received in the second quarter.

6.2 Investments in Jointly Controlled Entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company only using the equity method. Changes in investments in jointly controlled entities are as follows: -

The jointly controlled entities are listed below.

Company	Type of business and country	Percentage shareholding	
		30 Sep. 2003	31 Dec. 2002
Carigali – PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline transportation Union of Myanmar	19.3178	14.1667

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to the delay of JDA project, as follows: -

(Unit : Million Baht)

	MGTC		TPC	
	30 Sep. 2003	31 Dec. 2002	30 Sep. 2003	31 Dec. 2002
Balance Sheets:				
Current assets	505.19	517.01	199.35	151.52
Non-current assets	4,522.34	5,044.22	2,495.81	2,030.51
Current liabilities	(117.37)	(120.12)	(427.13)	(798.34)
Non-current liabilities	(3,016.78)	(3,284.71)	(1,759.64)	(1,394.65)
Assets (liabilities) net	1,893.38	2,156.40	508.39	(10.96)

(Unit : Million Baht)

	MGTC		TPC	
	For the period of nine months ended			
	30 Sep. 2003	30 Sep. 2002	30 Sep. 2003	30 Sep. 2002
Statements of Income:				
Revenues	1,915.25	1,711.80	697.69	378.04
Expenses	(185.88)	(252.40)	(120.47)	(203.07)
Income before income taxes	1,729.37	1,459.40	577.22	174.97
Interest expenses	-	-	(44.34)	-
Income taxes	(438.62)	(387.66)	(110.92)	(45.46)
Net income	1,290.75	1,071.74	421.96	129.51

6.3 Loan to Related Company

The Company has loan to related company amounting to Baht 2,500 million and Baht 70 million, which has interest rate 4.625% per annum and 2.00% per annum, respectively. The related company shall occasionally repay the loan.

7. Related Party Transactions

Significant transactions with related parties for the period of nine months ended September 30, 2003 and 2002 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Parent company (PTT Public Company Limited - PTT)				
Revenue from petroleum sold (at price fixed with reference to world market)	24,342.76	21,428.86	19,239.18	17,076.59
Compensation for waiving the right of carry forward gas	-	74.59	-	74.59
Prepaid incentive gas sale	-	13.06	-	13.06
Interest income from deferred income	-	4.63	-	-
Revenue from rental (market price)	12.85	12.78	12.85	12.78
Subsidiary company				
Interest income	-	-	51.59	46.30
Other revenues	-	-	-	47.64

8. Property, Plant and Equipment – Net

(Unit : Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2002	65,234.03	1,245.48	1,055.11	67,534.62
Cumulative effect on the asset decommissioning costs	3,714.60	-	-	3,714.60
Balance after adjustment	68,948.63	1,245.48	1,055.11	71,249.22
Increase during the period	7,776.12	75.94	76.14	7,928.20
Decrease during the period	(739.53)	-	(3.39)	(742.92)
Currency translation difference	(601.30)	-	-	(601.30)
Balance as at September 30, 2003	75,383.92	1,321.42	1,127.86	77,833.20
Accumulated depreciation				
Balance as at December 31, 2002	(19,169.97)	(367.51)	(787.62)	(20,325.10)
Cumulative effect on the amortized decommissioning costs	(1,086.40)	-	-	(1,086.40)
Balance after adjustment	(20,256.37)	(367.51)	(787.62)	(21,411.50)
Decrease during the period	(110.00)	-	6.06	(103.94)
Depreciation for the period	(3,807.76)	(45.14)	(69.20)	(3,922.10)
Currency translation differences	14.64	-	-	14.64
Balance as at September 30,2003	(24,159.49)	(412.65)	(850.76)	(25,422.90)
Net book value as at December 31, 2002	48,692.26	877.97	267.49	49,837.72
Net book value as at September 30, 2003	51,224.43	908.77	277.10	52,410.30

Depreciation included in income statement for the period of nine months ended September 30, 2002	Baht	3,490.43	Million
Depreciation included in income statement for the period of nine months ended September 30, 2003	Baht	3,922.10	Million

(Unit : Million Baht)

	The Company			
	Oil and Gas Properties[1]	Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2002	47,417.33	753.73	971.55	49,142.61
Cumulative effect on the asset decommissioning costs	3,222.52	-	-	3,222.52
Balance after adjustment	50,639.85	753.73	971.55	52,365.13
Increase during the period	3,229.97	5.64	64.54	3,300.15
Decrease during the period	(30.99)	-	(7.25)	(38.24)
Balance as at September 30, 2003	53,838.83	759.37	1,028.84	55,627.04
Accumulated depreciation				
Balance as at December 31, 2002	(16,991.83)	(321.16)	(723.63)	(18,036.62)
Cumulative effect on the amortized decommissioning costs	(1,033.28)	-	-	(1,033.28)
Balance after adjustment	(18,025.11)	(321.16)	(723.63)	(19,069.90)
Decrease during the period	16.78	-	6.69	23.47
Depreciation for the period	(3,406.70)	(35.53)	(60.67)	(3,502.90)
Balance as at September 30, 2003	(21,415.03)	(356.69)	(777.61)	(22,549.33)
Net book value as at December 31, 2002	32,614.74	432.57	247.92	33,295.23
Net book value as at September 30, 2003	32,423.80	402.68	251.23	33,077.71

Depreciation included in income statement for the period of nine months ended September 30, 2002	Baht	3,109.93	Million
Depreciation included in income statement for the period of nine months ended September 30, 2003	Baht	3,502.90	million

[1] Oil and Gas Properties as at September 30, 2003 included net decommissioning costs to the consolidated and the Company statement amounting to Baht 2,535.77 million and 2,067.12 million, respectively.

9. Income Taxes

9.1 Deferred Income Taxes

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2003	31 Dec. 2002	30 Sep. 2003	31 Dec. 2002
Deferred tax assets				
Petroleum income tax	25.90	24.83	-	-
Income tax under Revenue Code	30.34	591.34	-	-
Total	56.24	616.17	-	-
Deferred tax liabilities				
Petroleum income tax	7,977.94	7,450.93	7,977.93	7,450.93
Income tax in the Union of Myanmar	1,036.18	876.20	-	-
Total	9,014.12	8,327.13	7.977.93	7,450.93

9.2 Income Taxes

Income taxes for the period of three months ended September 30, 2003 and 2002 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Petroleum income tax				
Current tax expenses	1,509.44	1,272.40	1,492.29	1,272.40
Deferred tax expenses	157.38	15.31	159.66	22.35
Total	1,666.82	1,287.71	1,651.95	1,294.75
Income tax under Revenue Code				
Current tax expenses	8.95	0.79	8.95	0.79
Deferred tax expenses	101.35	(12.52)	-	-
Total	110.30	(11.73)	8.95	0.79

(Unit : Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Income tax in the Union of Myanmar				
Current tax expenses	247.96	144.11	-	-
Deferred tax expenses	55.37	46.31	-	-
Total	303.33	190.42	-	-
Total income taxes	2,080.45	1,466.40	1,660.90	1,295.54

Income taxes for the period of nine months ended September 30, 2003 and 2002 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Petroleum income tax				
Current tax expenses	4,057.94	3,053.63	4,038.48	3,053.63
Deferred tax expenses	525.93	951.25	527.00	965.55
Total	4,583.87	4,004.88	4,565.48	4,019.18
Income tax under Revenue Code				
Current tax expenses	28.95	0.79	28.95	0.79
Deferred tax expenses	561.00	(37.55)	-	-
Total	589.95	(36.76)	28.95	0.79
Income tax in the Union of Myanmar				
Current tax expenses	563.90	415.60	-	-
Deferred tax expenses	164.28	141.73	-	-
Total	728.18	557.33	-	-
Total income taxes	5,902.00	4,525.45	4,594.43	4,019.97

	Tax Rate
Petroleum income tax on petroleum business in Thailand Pursuant to Petroleum Income Tax Act B.E. 2514	50%
Income tax under Revenue Code	30%
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

10. Prepaid Expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 14.

11. Other Non-current Assets

Other non-current assets comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2003	31 Dec. 2002	30 Sep. 2003	31 Dec. 2002
Costs carried for PetroVietnam in projects:				
- Block 9-2	886.39	543.09	-	-
- Block 16-1	337.25	183.30	-	-
- Block B and 48/95	42.23	45.61	-	-
- Block 52/97	40.35	43.58	-	-
Other deposits	4.60	3.22	4.57	3.18
Other non-current assets	3.40	1.46	1.20	1.45
Total	1,314.22	820.26	5.77	4.63

12. Current Portion of Long - Term Loans

Current portion of long - term loans comprised:

	Consolidated and the Company			
	30 Sep. 2003		31 Dec. 2002	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Long-term loans	50.00	2,004.82	50.00	2,165.19

A USD 50 million, carries interest at LIBOR plus 0.75% per annum but not exceeding 9.5% per annum, with interest calculated every six months and accumulated. Principal and accumulated interest are to be repaid either the second time that a working interest in one of the Company's concession is sold or within 5 years, whichever occurs first, but in not less than 3 years.

13. Bonds

	Consolidated			
	30 Sep. 2003		31 Dec. 2002	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	15,765.68	393.28	17,026.28
Unsecured and unsubordinated	-	2,500.00	-	-
Total	393.28	18,265.68	393.28	17,026.28

	The Company			
	30 Sep. 2003		31 Dec. 2002	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	193.28	7,749.72	193.28	8,369.66
Unsecured and unsubordinated	-	2,500.00	-	-
Total	193.28	10,249.72	193.28	8,369.66

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

14. Deferred Income

Deferred income arises from PTTEPI's receipt of advance payments from PTT Public Company Limited (PTT), its parent company for natural gas, and MGTC and TPC's receipt of advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1998, 1999, 2000 and 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in later years. Deferred income as at September 30, 2003 and December 31, 2002 comprised:

(Unit: Million Baht)

	30 Sep. 2003	31 Dec. 2002
Deferred income for the year 1998	-	64.24
Deferred income for the year 1999	2,157.89	2,407.63
Deferred income for the year 2000	3,504.92	3,410.29
Deferred income for the year 2001	764.14	574.29
Total	6,426.95	6,456.45

15. Provision for Decommissioning Costs

The Group recognized a provision for liabilities as at September 30, 2003 and December 31, 2002 for decommissioning costs expected to be incurred in the future amounting to Baht 3,410.74 million and Baht 3,633.20 million, respectively. The provision has been estimated using existing technology, at current price. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgement.

16. Share Capital

The Company's registered capital consists of 664.40 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. On August 7, 2003, the Company changed its registered paid-up capital to be 652.36 million ordinary shares at Baht 5 each, or a total of Baht 3,262 million. The difference of 12.04 million shares reserve for;

- The exercise of warrants 1.2 million units to purchase ordinary shares 2.4 million shares by employees on August 16, 1998 (one warrant provides the right to purchase two ordinary shares) to the directors, managements and employees with exercised price of 150 Baht per share. The warrants are exercisable in 2001, 2002 and 2003, with employees limited to the exercise of 20%, 30% and 50% of the allocated warrants, respectively. The warrants are exercisable on the last working day of every three months starting from the first exercise date on September 14, 2001. The last exercise date on September 14, 2003, no employees exercised the warrants to purchase ordinary shares. Therefore, there is no outstanding balance of warrants as at September 30, 2003.

- The exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 year, total 10 million ordinary shares. As at September 30, 2003, the employees exercised the warrants to purchase 0.36 million shares. Therefore, there are remaining outstanding balances of shares reserve 9.64 million shares for;

  - On August 1, 2002, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 111 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2003. The total of 451 people exercised the warrants to purchase 361,100 shares. Therefore, there are remaining outstanding balances of warrants 1,638,900 units and shares reserved 1,638,900 shares.

- On August 1, 2003, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary shares) to the directors, managements and employees with exercised price of 117 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2004.

17. Gain on Foreign Exchange

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Realized loss on foreign exchange	(233.18)	(310.52)	(28.25)	(254.64)
Unrealized gain on foreign exchange	1,052.84	788.11	955.49	441.67
Total	819.66	477.59	927.24	187.03

18. Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of outside ordinary shares in issue during the period.

	Consolidated and the Company	
	For the period of nine months ended September 30	
	2003	2002
Net profit attributable to shareholders (Baht)	10,034,970,499	8,962,188,236
Weighted average number of outside ordinary shares in issue (no. of share)	652,072,749	652,000,000
Basic earnings per share (Baht)	15.39	13.75

For the diluted earnings per share the weighted average number of outside ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

A calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net profit.

	Consolidated and the Company	
	For the period of nine months ended September 30	
	2003	2002
Net profit attributable to shareholders	10,034,970,499	8,962,188,236
Net profit used to determine diluted earnings per share	10,034,970,499	8,962,188,236
Weighted average number of outside ordinary share in issue (no. of share)	652,072,749	652,000,000
Adjustments for share options	189,450	-
Weighted average number of outside ordinary shares for diluted earnings per share	652,262,199	652,000,000
Diluted earnings per share	15.38	13.75

19. Segment Information

Primary reporting - business segments (Unit : Million Baht)

	Consolidation for the period of nine months ended September 30, 2003						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		Elimination	Group
Revenues - Third parties	328.33	441.51		734.95			1,504.79
- Related parties	19,438.98	4,904.78		1,875.20		(1,875.20)	24,343.76
Share of associates		532.88			211.30		744.18
Total revenues	**19,767.31**	**5,879.17**	**-**	**2,610.15**	**211.30**	**(1,875.20)**	**26,592.73**
Production expenses	1,368.23	2,168.27		111.47		(1,874.15)	1,773.82
Administrative expenses – project	435.19	157.93	26.05	26.49			645.66
Exploration cost							
- Dry hole	(0.30)	728.33					728.03
- Geological and geophysical	33.74	31.92	141.01				206.67
Depreciation, depletion and amortization	3,476.48	209.95	0.82	168.39			3,855.64
Royalties	2,456.01	477.02					2,933.03
Total expenses	**7,769.35**	**3,773.42**	**167.88**	**306.35**	**-**	**(1,874.15)**	**10,142.85**
Segment result	**11,997.96**	**2,105.75**	**(167.88)**	**2,303.80**	**211.30**	**(1.05)**	**16,449.88**
Depreciation - general							(135.35)
Selling and administrative expenses - general							(264.75)
Operating profit							**16,049.78**
Other income, net							54.58
Finance cost - Interest income							157.40
- Interest expenses							(1,068.93)
Other expenses, net							(308.70)
Significant unrealized expenses							1,052.84
Profit before tax							**15,936.97**
Tax							(5,902.00)
Net Profit							**10,034.97**
Segment assets	38,879.22	12,926.61	87.39	7,086.64	211.38		59,191.24
Investment in associates		9,788.21			1,682.91		11,633.80
Unallocated assets							20,389.69
Consolidated total assets							**91,052.05**
Segment liabilities	5,260.20	6,856.06	41.32	862.40			13,019.98
Unallocated liabilities							34,330.39
Consolidated total liabilities							**47,350.37**
Capitalization cost	3,243.71	3,551.57	2.28	1,004.41	141.25		7,943.22

(Unit : Million Baht)

	Consolidation for the period of nine months ended September 30, 2002						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		Elimination	Group
Revenues - Third parties	267.14	191.32		449.77			908.23
- Related parties	17,205.63	4,227.89		1,629.73		(1,629.73)	21,433.52
Share of associates		608.70			127.05		735.75
Total revenues	**17,472.77**	**5,027.91**	-	**2,079.50**	**127.05**	**(1,629.73)**	**23,077.50**
Production expenses	1,413.27	2,041.31		164.61		(1,627.94)	1,991.25
Administrative expenses – project	497.53	131.44	0.36	28.79			658.12
Exploration cost							
- Dry hole	32.56						32.56
- Geological and geophysical	42.04	14.98					57.02
Depreciation, depletion and amortization	3,105.13	165.28		165.72			3,436.13
Royalties	2,174.42	360.12					2,534.54
Total expenses	**7,264.95**	**2,713.13**	0.36	**359.12**	-	**(1,627.94)**	**8,709.62**
Segment result	**10,207.82**	**2,314.78**	**(0.36)**	**1,720.38**	**127.05**	**(1.79)**	**14,367.88**
Depreciation - general							(106.66)
Selling and administrative expenses - general							(250.06)
Operating profit							**14,011.16**
Other income, net							37.14
Finance cost - Interest income							150.93
- Interest expenses							(1,063.84)
Other expenses, net							(435.86)
Significant unrealized expenses							788.11
Profit before tax							**13,487.64**
Tax							(4,525.45)
Net Profit							**8,962.19**
Segment assets	37,979.21	8,648.94	51.54	7,661.29	106.46		54,447.44
Investment in associates		9,959.22			1,530.79		11,490.01
Unallocated assets							14,339.90
Consolidated total assets							**80,277.35**
Segment liabilities	5,711.97	6,672.83		997.99			13,382.79
Unallocated liabilities							31,411.70
Consolidated total liabilities							**44,794.49**
Capitalization cost	5,422.52	374.48	25.87	6.33	335.11		6,164.31

Business segmentation

The company is organized into the following business segments:

- Exploration and production segment, the group operate in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. In addition, the group also has an investment through its indirect shareholding of exploration and production company in Indonesia. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in southeast Asia and Middle East. As of balance sheet date, the group had 8 projects under production and 7 projects in exploration phases.
- Overseas pipeline segment, the group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the group had working interest e.g. Yadana and Yetagun projects

Other segment, other operations of the group mainly comprise investment in a project strategically connected to energy business i.e. investment in domestic power generation. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

(Unit: Million Baht)

	Consolidation for the period of nine months ended September 30, 2003			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	328.33	1,176.46	-	1,504.79
- Related parties	19,438.98	4,904.78	-	24,343.76
Segment assets	39,090.60	20,013.25	87.39	59,191.24
Investment in associates	1,682.91	9,788.21	-	11,471.12
Capitalization cost	3,384.96	4,555.98	2.28	7,943.22
Consolidated total assets	61,163.20	29,801.46	87.39	91,052.05

(Unit : Million Baht)

	Consolidation for the period of nine months ended September 30, 2002			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	267.14	641.09	-	908.23
- Related parties	17,205.63	4,227.89	-	21,433.52
Segment assets	38,085.67	16,310.23	51.54	54,447.44
Investment in associates	1,530.79	9,959.22	-	11,490.01
Capitalization cost	5,757.63	380.81	25.87	6,164.31
Consolidated total assets	53,956.36	26,269.45	51.54	80,277.35

20. Disclosure of Financial Instruments

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

(Unit : Million Baht)

	As at September 30, 2003	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,341.36	8,738.29
Cross currency interest and principal swaps	7,749.72	7,881.36
Unsecured and unsubordinated USD 200 million	8,019.28	9,038.75
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,534.70

21. Contingent Liability

The Company is the guarantor of 200,000 guaranteed unsubordinated bonds of USD 1,000 each, totaling USD 200 Million. The bonds, issued by PTTEPI, bear interest at a rate of 7.625% per annum and have a maturity period of 10 years, to be redeemed on October 1, 2006.

As at September 30, 2003, the Company had contingent liabilities which are letters of guarantee amounting to Baht 43.30 million in the financial statements of the Company and Baht 83.96 million in the consolidated financial statements.

22. Significant Events During the Period

On May 16, 2003, the Company incorporated PTTEP Algeria Company Limited, a subsidiary company wholly owned by PTTEPO , under Cayman Islands Law. PTTEP Algeria Company Limited was registered with 50,000 shares at 1 USD per share each.

23. Events after Balance Sheet Date

On October 10, 2003 the joint venture partners of Pailin Project have agreed to sign an Amendment of the Pailin Gas Sales Agreement (the Pailin GSA) with PTT Public Company Limited (PTT). The details are as follows:

- The joint venture partners will reduce Pailin gas price by 3% for total sales volume, effective from October 1, 2003 to the completion date of the PTT's third natural gas transmission pipeline in the Gulf of Thailand (in early 2006), and PTT will increase the Daily Contractual Quantity (DCQ) from 330 million cubic feet per day (mmcfd) to 353 mmcfd. The joint venture partners will pay the amount of Baht 410 million to PTT in advance as part of the gas price reduction upon the signing of the Pailin GSA.
- The joint venture partners will reduce Pailin gas price by 5% for the total sales volume, effective from the completion date of the PTT's third natural gas transmission pipeline through the expire of the Pailin GSA, and PTT will increase the DCQ from 353 mmcfd to 368 mmcfd.

PTTEPI has submitted a proposal for the right to become the Operator, with 100% interest, in petroleum exploration project Blocks M-7 and M-9, Union of Myanmar. The blocks are located in the Gulf of Martaban, about 250-300 kilometers south of Yangon, and covering a total area of approximately 27,000 square kilometers. The Production Sharing Contract is expected to be signed on November 12, 2003.